Exhibit 99.1

NexGen Makes Significant New Discoveries of Near Arrow Mineralization Northwest and Along Strike in Winter Drill Campaign

VANCOUVER, May 2, 2018 /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX:NXE, NYSE MKT:NXE) is pleased to report radioactivity results for fifty-four holes comprising 30,208 m from Arrow, South Arrow and regional exploration as part of our now concluded winter drilling program on our 100% owned, Rook I property, in the Athabasca Basin, Saskatchewan.

Highlights:

Discovery of A0 Shear

Follow up drilling to the northwest of the Arrow deposit (where hole GAR-17-001 recently discovered mineralization that returned 8.0 m at 1.43% U3O8) has successfully confirmed mineralization in a new shear named the "A0 Shear".

•	AR-18-187c3 intersected 33.0 m of total composite mineralization including 0.3 m of total composite off-scale radioactivity (>10,000 to 17,000 cps) within a 67.5 m section (535.5 to 603.0 m) in the A0 shear.

New Mineralization Intersected 160 m Northwest of the AO Shear

Furthermore, the last hole of the 2018 winter program intersected off-scale mineralization 160 m northwest of the A0 shear. This new area of mineralization has yet to be defined, meaning the northwest remains completely open and untested for the future expansion of the Arrow Deposit.

•	AR-18-208c1 intersected 10.5 m of total composite mineralization including 0.2 m of total composite off-scale radioactivity (>10,000 to 32,800 cps) within a 182.5 m section (562.0 to 744.5 m) northwest of the A0 shear zone.

Mineralization Intersected to the Northeast of the A1 and A2 Shears

Drilling focused to the northeast of the Arrow Deposit, testing 50 m along strike from known mineralization at varying elevations intersected significant mineralization within the A1 and A2 shears. The systematic step-outs to the northeast show that Arrow remains largely open and untested at these elevations in the A1 and A2 shears.

•	AR-18-189c4 intersected 40.0 m of total composite mineralization including 3.9 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 54.0 m section (820.0 to 874.0 m) in the A1 and A2 shears. The hole successfully expanded both the A1 and A2 shear zones to the northeast of existing A1 and A2 inferred resource grade shells.

A2 Shear Expansion

•	AR-18-186c1 intersected 28.5 m of total composite mineralization including 5.3 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 45.0 m section (507.5 to 552.5 m) in the A2 shear. The hole successfully expanded the thickness of the A2 shear zone to the northeast of the current A2 Inferred resource grade shells.
•	AR-18-200c2 intersected 36.0 m of total composite mineralization including 5.1 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 43.0 m section (739 to 782.0 m) in the A2 shear. The hole expanded the thickness of the A2 shear zone, down-dip from the existing A2 high-grade domain.

A3 Shear Infill

Positive infill drill results from the A3 high-grade domains continued, where the objective was to convert Inferred to Indicated Mineral Resources, where the Indicated Mineral Resources only will be incorporated into the Pre-Feasibility Study scheduled for Q3/2018 release.

•	AR-18-202c1 intersected 40.0 m of total composite mineralization including 4.55 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 119.5 m section (477.5 to 597.0 m) in the A3 shear. The hole was designed as a 25 m infill hole in the A3 high-grade domain with an objective to convert Inferred to Indicated Mineral Resources.
•	AR-18-186c2 intersected 55.0 m of total composite mineralization including 3.75 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 123.0 m section (393.0 to 516.0 m) in the A3 shear. The hole was designed as a 25 m infill hole in the A3 high-grade domain with an objective to convert Inferred to Indicated Mineral Resources.
•	AR-18-197c3 intersected 40.0 m of total composite mineralization including 3.55 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 116.5 m section (595.0 to 711.5 m) in the A3 shear. The hole was designed as a 25 m infill hole in the A3 high-grade domain with an objective to convert Inferred to Indicated Mineral Resources.

Regional Exploration

South Arrow

Expansion drilling intersected mineralization including off-scale radioactivity which was 175 m southwest of the main zone of mineralization at South Arrow. The target area remains prospective for future exploration and expansion.

•	AR-18-199c1 intersected 9.5 m of total composite mineralization including 0.1 m of total composite off-scale radioactivity (>10,000 to 13,500 cps) within a 32.5 m section (345.5 to 378.0 m).

Patterson Conductor Corridor

Regional drilling on the Patterson Corridor focused on two high priority target areas, which included Mirror and the Arrow VTEM Conductor. The Mirror target area is located 1.5 km southeast of the Arrow Deposit along a parallel conductor. The drill holes in the area successfully intersected the targeted VTEM conductor but did not encounter significant uranium mineralization. The Arrow Conductor is situated approximately 2.5 km southwest and along strike from the Arrow Deposit, hosted within the same VTEM conductor. Arrow-type silicified semi-pelitic gneiss was intersected throughout in all of the 6 holes drilled in the area. Moderate to intense sericitic alteration, similar to Arrow-type alteration found proximal to the Arrow deposit was intersected in several of the drill holes.

Drill hole locations and long sections are shown in Figures 1 to 4. Drill hole descriptions can be found at www.nexgenenergy.ca

Development, Activities & Financial

•	The Arrow Deposit remains open in most directions, with high potential for future high-grade discoveries in close proximity to existing mineral resources.
•	Pre-feasibility staged technical studies including geotechnical work, hydrogeological work, and metallurgy continue in advance of the updated Mineral Resource Estimate and maiden Pre-Feasibility Study scheduled for the end of Q3 / early Q4 2018.
•	The Company has cash on hand of approximately ~$150 million.

Troy Boisjoli, Vice-President, Operations and Project Development, commented: "The four winter 2018 drill program objectives were successfully reached. Two significant exploration initiatives resulted in the discovery of an A0 shear zone, and secondly testing 160 m northwest of the A0 shear has also intersected intense mineralization within another, yet to be defined zone which remains open. Additionally, expansion of Mineral Resources within the A1 and A2 shear zones from the AR-18-189 series holes demonstrate Arrow remains open on strike. The continued success of resource expansion and near Arrow exploration drilling, from my experience, indicates the absolute scale of the Arrow Deposit will not be fully realized without significantly more drilling and ultimately, not until underground. Furthermore, the infill drilling highlights the robustness of the Arrow Mineral Resource model and has maximized available Indicated Mineral Resources for the purpose of the maiden Pre-Feasibility Study. Regional exploration testing along strike from the Arrow Deposit successfully intersected prospective, Arrow-type alteration and lithological packages which highlights the potential for future discoveries along the Patterson Lake Corridor. The team is looking forward to testing the new A0 shear, northwest of the A0, northeast of the A1 and A2 and to the southwest of Arrow during summer 2018. "

Leigh Curyer, Chief Executive Officer, commented: "The targeted winter drill campaign focused on converting Inferred to Indicated, expanding the overall footprint in previously untested areas and understanding future growth potential of Arrow. All of these were successfully achieved and with the discovery of the A0, intense mineralization 160m to the northwest of the A0, and to the northeast of the A1 and A2 shears, suggests substantial drilling is required to determine the ultimate extent of Arrow.  Troy and his team are already in planning for a summer 2018 exploration and development program."

Figure 1: Arrow and South Arrow Drill Hole Locations

Figure 2: A1 Shear Mineralized Long Section

Figure 3: A2 Shear Mineralized Long Section

Figure 4: A3 Shear Mineralized Long Section

Table 1: Arrow Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-18-186c1	330	-68	840.50	132.00	389.00	392.00	3.00	<500 - 33000
					405.50	406.00	0.50	<500 - 1020
					412.50	413.50	1.00	<500 - 8000
					417.00	426.50	9.50	<500 - 9000
					430.00	441.50	11.50	<500 - 61000
					446.00	446.50	0.50	<500 - 850
					454.00	462.50	8.50	<500 - 3800
					467.50	469.00	1.50	<500 - 1480
					507.50	514.50	7.00	<500 - 1450
					531.00	552.50	21.50	<500 - 61000
					582.50	583.00	0.50	<500 - 860
					585.50	586.00	0.50	<500 - 600
					590.00	597.50	7.50	<500 - 61000
					666.00	666.50	0.50	<500 - 680
					745.00	746.50	1.50	<500 - 1900
AR-18-186c2	330	-68	561.50	N/A	393.00	394.50	1.50	<500 - 1700
					406.00	407.00	1.00	<500 - 2300
					411.00	411.50	0.50	<500 - 2740
					432.00	435.50	3.50	<500 - 12000
					442.50	445.00	2.50	<500 - 61000
					448.00	452.50	4.50	<500 - 16000
					455.50	476.00	20.50	<500 - 61000
					479.50	482.50	3.00	<500 - 1720
					487.50	488.00	0.50	<500 - 520
					492.00	505.00	13.00	<500 - 4700
					507.50	508.50	1.00	<500 - 2300
					512.50	516.00	3.50	<500 - 1800
					550.00	554.00	4.00	<500 - 1250
AR-18-187c1	327	-70	657.50	117.00	237.50	238.00	0.50	<500 - 9400
					276.50	308.00	31.50	<500 - 5800
					316.00	320.50	4.50	<500 - 2710
					325.50	326.00	0.50	<500 - 505
					333.00	333.50	0.50	830 - 2690
					350.00	350.50	0.50	<500 - 1730
					402.50	406.50	4.00	<500 - 850
					421.00	423.50	2.50	<500 - 1500
					437.00	444.00	7.00	<500 - 1490
					478.50	481.50	3.00	<500 - 1100
					521.00	523.50	2.50	<500 - 26000
AR-18-187c2	327	-70	930.50	N/A	281.00	283.50	2.50	<500 - 930
					301.50	328.50	27.00	<500 - 5230
					331.00	331.50	0.50	750 - 1000
					335.50	343.00	7.50	<500 - 1160
					346.50	347.00	0.50	<500 - 710
					356.50	357.00	0.50	<500 - 600
					394.50	395.00	0.50	<500 - 900
					398.50	399.00	0.50	<500 - 540
					405.50	411.00	5.50	<500 - 1100
					414.00	431.00	17.00	<500 - 61000
					455.50	456.00	0.50	<500 - 520
					487.00	495.00	8.00	<500 - 1270
					892.50	893.50	1.00	<500 - 780
AR-18-187c3	327	-70	914.50	N/A	280.50	282.00	1.50	<500 - 700
					288.00	302.00	14.00	<500 - 6580
					309.00	315.50	6.50	<500 - 3400
					330.00	347.50	17.50	<500 - 3400
					350.50	352.50	2.00	<500 - 1210
					359.50	360.50	1.00	<500 - 720
					408.50	413.00	4.50	<500 - 1200
					426.00	428.50	2.50	<500 - 880
					535.50	536.50	1.00	<500 - 690
					547.00	548.50	1.50	<500 - 17000
					552.50	557.00	4.50	<500 - 3590
					559.50	560.50	1.00	<500 - 710
					563.50	580.00	16.50	<500 - 2040
					583.50	585.50	2.00	<500 - 1260
					596.50	603.00	6.50	<500 - 9800
AR-18-187c4	327	-70	918.50	N/A	283.00	330.50	47.50	<500 - 33000
					339.50	340.00	0.50	<500 - 550
					401.00	404.50	3.50	<500 - 3000
					407.50	408.00	0.50	<500 - 720
					412.50	417.00	4.50	<500 - 19500
					419.50	427.00	7.50	<500 - 27000
					448.50	453.00	4.50	<500 - 2800
					460.00	460.50	0.50	<500 - 540
					675.50	677.50	2.00	<500 - 1600
AR-18-188c1	327	-70	519.00	125.65	420.00	420.50	0.50	<500 - 630
					432.00	432.50	0.50	<500 - 680
					477.50	478.00	0.50	<500 - 550
					483.50	489.00	5.50	<500 - 1800
AR-18-188c2	327	-70	582.00	N/A	428.00	428.50	0.50	<500 - 620
					432.50	434.00	1.50	<500 - 1050
					486.50	487.00	0.50	<500 - 725
					493.00	495.00	2.00	<500 - 15400
					500.00	501.50	1.50	<500 - 40000
					505.50	507.00	1.50	<500 - 61000
AR-18-188c3	327	-70	597.00	N/A	440.00	440.50	0.50	<500 - 760
					443.50	444.50	1.00	<500 - 760
					495.50	496.00	0.50	<500 - 510
					506.50	512.00	5.50	<500 - 2100
					517.00	519.00	2.00	<500 - 9600
					521.50	527.00	5.50	<500 - 7800
					558.50	559.00	0.50	<500 - 560
AR-18-189c1	327	-70	984.50	128.00	704.00	705.00	1.00	<500 - 1100
					855.00	859.00	4.00	<500 - 2258
					867.00	871.00	4.00	<500 - 8200
					884.50	885.50	1.00	<500 - 1400
AR-18-189c2	327	-70	1056.50	N/A	No Anomalous Radioactivity
AR-18-189c3	327	-70	972.50	N/A	828.50	836.50	8.00	<500 - 4700
					843.50	848.00	4.50	<500 - 2200
					850.50	855.00	4.50	<500 - 2400
					862.50	873.00	10.50	<500 - 5600
					879.50	885.00	5.50	<500 - 35000
AR-18-189c4	327	-70	930.50	N/A	820.00	826.00	6.00	<500 - 61000
					832.00	852.50	20.50	<500 - 61000
					855.50	868.50	13.00	<500 - 18500
					873.50	874.00	0.50	<500 - 600
AR-18-189c5	327	-70	915.50	N/A	424.50	425.00	0.50	<500 - 1240
					798.50	802.50	4.00	<500 - 24400
					807.00	808.50	1.50	<500 - 2000
					812.50	813.00	0.50	<500 - 840
					816.50	819.50	3.00	<500 - 950
					829.50	832.50	3.00	<500 - 8000
					836.00	842.00	6.00	<500 - 6800
AR-18-195c1	327	-70	519.50	N/A	395.50	396.00	0.50	<500 - 600
					406.50	407.00	0.50	<500 - 1010
					409.50	410.50	1.00	<500 - 3700
					414.00	415.00	1.00	<500 - 39000
					428.50	432.00	3.50	<500 - 61000
					436.00	465.00	29.00	<500 - 61000
AR-18-195c2	327	-70	543.50	N/A	405.00	406.00	1.00	<500 - 3000
					409.00	409.50	0.50	<500 - 630
					415.50	416.00	0.50	<500 - 20000
					420.00	421.00	1.00	<500 - 4500
					431.00	433.00	2.00	<500 - 61000
					441.50	442.00	0.50	<500 - 4800
					446.00	451.00	5.00	<500 - 22000
					457.00	460.50	3.50	<500 - 33000
					463.00	463.50	0.50	<500 - 1700
					467.00	469.50	2.50	<500 - 16000
					472.50	486.00	13.50	<500 - 61000
AR-18-195c3	327	-70	501.50	N/A	387.00	395.50	8.50	<500 - 3200
					398.00	405.00	7.00	<500 - 8000
					430.00	433.00	3.00	<500 - 1060
					436.00	437.00	1.00	<500 - 1100
AR-18-197c1	327	-70	630.50	N/A	522.50	523.00	0.50	<500 - 580
					563.00	564.50	1.50	<500 - 28000
					575.50	576.50	1.00	<500 - 60000
					582.00	582.50	0.50	<500 - 2050
					587.00	591.50	4.50	<500 - 2550
					595.50	596.50	1.00	<500 - 1300
					606.50	608.50	2.00	<500 - 1400
					612.50	618.50	6.00	<500 - 2200
					623.00	627.00	4.00	<500 - 830
					630.00	630.50	0.50	<500 - 1450
AR-18-197c2	327	-70	813.50	N/A	585.00	585.50	0.50	500 - 20500
					594.50	598.00	3.50	<500 - 5800
					610.50	620.50	10.00	<500 - 61000
					624.00	629.50	5.50	<500 - 2800
					690.00	696.50	6.50	<500 - 2700
					703.50	704.00	0.50	<500 - 700
					719.00	719.50	0.50	<500 - 1150
					753.00	753.50	0.50	<500 - 550
					765.50	769.50	4.00	<500 - 13200
AR-18-197c3	327	-70	723.50	N/A	549.00	549.50	0.50	<500 - 570
					586.00	586.50	0.50	<500 - 7200
					589.50	590.50	1.00	<500 - 5800
					595.00	596.00	1.00	500 - 61000
					620.00	621.00	1.00	<500 - 61000
					630.50	631.00	0.50	<500 - 780
					634.50	635.00	0.50	<500 - 3200
					638.00	655.50	17.50	<500 - 61000
					659.00	661.50	2.50	<500 - 7100
					666.50	669.00	2.50	<500 - 2550
					673.00	674.00	1.00	<500 - 1360
					676.50	687.50	11.00	<500 - 1630
					703.00	703.50	0.50	<500 - 1000
					707.00	708.50	1.50	<500 - 1800
					711.00	711.50	0.50	<500 - 530
AR-18-197c4	327	-70	858.50	N/A	607.00	608.50	1.50	<500 - 61000
					616.00	616.50	0.50	<500 - 7600
					632.50	634.00	1.50	<500 - 61000
					641.00	643.00	2.00	<500 - 11500
					645.50	646.50	1.00	<500 - 8450
					658.50	660.50	2.00	<500 - 1000
					664.00	665.00	1.00	<500 - 1400
					667.50	668.00	0.50	<500 - 790
					674.50	688.50	14.00	<500 - 61000
					697.50	698.00	0.50	<500 - 505
					744.50	745.00	0.50	<500 - 590
					759.00	760.00	1.00	<500 - 2100
					784.50	786.50	2.00	<500 - 16600
					789.50	790.50	1.00	<500 - 2600
					827.00	832.00	5.00	<500 - 13000
					835.50	838.00	2.50	<500 - 4100
AR-18-200c1	327	-70	885.50	121.20	489.50	492.50	3.00	<500 - 1900
					530.50	531.50	1.00	<500 - 6200
					536.00	537.00	1.00	<500 - 3600
					606.50	607.00	0.50	<500 - 6500
					627.50	629.00	1.50	<500 - 16000
					634.50	635.00	0.50	<500 - 1600
					645.50	646.00	0.50	<500 - 2000
					651.00	651.50	0.50	<500 - 27000
					659.00	671.00	12.00	<500 - 5000
					674.00	689.50	15.50	<500 - 4700
					705.50	710.50	5.00	<500 - 3250
					714.00	716.00	2.00	<500 - 2950
					728.50	729.00	0.50	<500 - 1290
					737.50	740.50	3.00	<500 - 3200
					745.50	759.50	14.00	<500 - 61000
					763.50	774.00	10.50	<500 - 24000
AR-18-200c2	327	-70	900.00	N/A	531.00	532.00	1.00	<500 - 1100
					536.00	536.50	0.50	<500 - 810
					644.50	647.50	3.00	<500 - 21000
					653.00	653.50	0.50	<500 - 12800
					672.50	692.00	19.50	<500 - 3200
					702.00	703.50	1.50	<500 - 13000
					721.50	736.50	15.00	<500 - 5360
					739.00	769.50	30.50	<500 - 61000
					772.00	774.00	2.00	<500 - 1010
					779.00	782.00	3.00	<500 - 2300
					835.00	835.50	0.50	<500 - 690
AR-18-200c3	327	-70	882.50	N/A	618.50	619.00	0.50	<500 - 4400
					645.00	645.50	0.50	<500 - 11000
					648.50	649.00	0.50	<500 - 2250
					653.00	653.50	0.50	<500 - 1100
					664.00	664.50	0.50	<500 - 530
					667.00	671.00	4.00	<500 - 4300
					673.50	675.50	2.00	<500 - 1890
					679.00	683.50	4.50	<500 - 15000
					693.50	699.50	6.00	<500 - 2500
					715.00	726.00	11.00	<500 - 1380
					730.50	746.50	16.00	<500 - 2400
					758.00	759.50	1.50	<500 - 61000
					765.50	770.50	5.00	<500 - 7300
					810.00	810.50	0.50	<500 - 650
AR-18-200c4	327	-70	870.50	N/A	503.00	503.50	0.50	<500 - 940
					514.50	515.00	0.50	<500 - 1210
					521.50	522.00	0.50	<500 - 8750
					611.50	616.50	5.00	<500 - 23000
					628.50	631.50	3.00	<500 - 5600
					634.50	639.00	4.50	<500 - 21000
					644.00	644.50	0.50	<500 - 750
					649.50	651.50	2.00	<500 - 2220
					654.50	656.50	2.00	<500 - 2020
					678.00	682.00	4.00	<500 - 3200
					724.00	744.00	20.00	<500 - 54000
					749.50	761.00	11.50	<500 - 60000
					766.00	767.50	1.50	<500 - 3000
					773.00	777.00	4.00	<500 - 7100
					781.00	788.50	7.50	<500 - 4990
					791.50	792.00	0.50	<500 - 820
					796.00	799.00	3.00	<500 - 12100
AR-18-202c1	327	-70	600.50	N/A	451.00	452.00	1.00	<500 - 1850
					461.50	465.00	3.50	<500 - 7750
					473.50	474.50	1.00	<500 - 720
					477.50	483.00	5.50	<500 - 30000
					485.50	486.50	1.00	<500 - 2100
					495.50	509.50	14.00	<500 - 61000
					512.00	523.50	11.50	<500 - 61000
					528.00	529.00	1.00	<500 - 6000
					532.00	536.00	4.00	<500 - 61000
					541.00	541.50	0.50	<500 - 15000
					550.00	550.50	0.50	<500 - 1100
					565.00	566.50	1.50	<500 - 800
					596.50	597.00	0.50	<500 - 550
AR-18-202c2	327	-70	621.50	N/A	368.50	369.50	1.00	<500 - 1300
					455.50	456.00	0.50	<500 - 620
					461.50	468.00	6.50	<500 - 5600
					478.50	479.50	1.00	<500 - 1200
					483.50	484.50	1.00	<500 - 24000
					494.50	495.00	0.50	<500 - 630
					504.00	509.50	5.50	<500 - 16000
					516.50	517.00	0.50	<500 - 2500
					522.00	524.50	2.50	<500 - 39000
					528.00	530.00	2.00	<500 - 32000
					532.50	533.00	0.50	<500 - 740
					543.50	544.50	1.00	<500 - 2800
					549.00	552.00	3.00	<500 - 10800
					571.50	576.50	5.00	<500 - 61000
					580.00	581.00	1.00	<500 - 1700
					593.50	595.00	1.50	<500 - 1300
					604.50	616.50	12.00	<500 - 7800
AR-18-205c1	355	-70	571.00	103.15	No Anomalous Radioactivity
AR-18-206c1	327	-68	777.50	103.95	501.50	504.00	2.50	<500 - 1000
					553.50	557.50	4.00	<500 - 14000
					575.50	576.00	0.50	<500 - 1300
					584.00	585.50	1.50	<500 - 16000
					634.50	635.00	0.50	1000 - 61000
					640.00	640.50	0.50	<500 - 600
					649.00	657.50	8.50	<500 - 29000
					671.50	676.50	5.00	<500 - 34000
					681.00	690.00	9.00	<500 - 42000
					694.50	695.00	0.50	<500 - 1750
					697.50	700.00	2.50	<500 - 4900
					712.50	717.50	5.00	<500 - 890
					726.00	726.50	0.50	<500 - 2350
					732.00	732.50	0.50	<500 - 1150
					738.00	738.50	0.50	<500 - 530
					742.00	745.50	3.50	<500 - 5300
					751.00	751.50	0.50	<500 - 500
					761.50	771.00	9.50	<500 - 5200
AR-18-207c1	327	-68	1083.50	123.40	573.00	575.50	2.50	<500 - 4000
					580.50	581.00	0.50	<500 - 1900
					712.00	712.50	0.50	<500 - 7500
AR-18-208c1	327	-68	802.70	108.15	198.50	199.00	0.50	<500 - 1050
					562.00	562.50	0.50	<500 - 1350
					598.00	598.50	0.50	<500 - 1170
					637.50	638.00	0.50	<500 - 8900
					662.00	662.50	0.50	<500 - 600
					686.00	688.50	2.50	<500 - 32800
					717.50	722.50	5.00	<500 - 1020
					743.50	744.50	1.00	<500 - 660
AR-18-209c1	327	-68	762.50	115.60	500.50	507.00	6.50	<500 - 1730
					709.00	709.50	0.50	<500 - 580

Parameters:

•	Maximum internal dilution 2.00 m downhole
•	All depths and intervals are metres downhole, true thicknesses are yet to be determined
•	"Anomalous" means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
•	"Off-scale" means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
•	Where "Min cps" is <500 cps, this refers to local low radiometric zones within the overall radioactive interval
•	Directional drilling has often resulted in mineralization intersected at a more favourable and shallower dip

Table 2: South Arrow Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-18-190c1	315	-68	348.00	N/A	No Anomalous Radioactivity
AR-18-191c1	315	-70	375.00	N/A	No Anomalous Radioactivity
AR-18-192c1	315	-68	429.00	N/A	300.50	301.00	0.50	<500 - 550
					304.00	305.00	1.00	<500 - 970
AR-18-193c1	315	-70	657.50	N/A	No Anomalous Radioactivity
AR-18-194c1	315	-68	555.50	N/A	356.50	357.00	0.50	<500 - 2800
					375.50	376.00	0.50	<500 - 505
					457.50	458.00	0.50	<500 - 570
					470.00	470.50	0.50	<500 - 550
					478.00	479.00	1.00	<500 - 850
AR-18-196c1	315	-67	615.50	N/A	No Anomalous Radioactivity
AR-18-198c1	315	-68	543.00	N/A	338.50	339.50	1.00	<500 - 1200
					367.50	368.00	0.50	<500 - 600
					456.00	458.00	2.00	<500 - 2200
					460.50	465.00	4.50	<500 - 3300
					468.50	469.00	0.50	<500 - 505
AR-18-199c1	315	-68	567.00	N/A	345.50	347.50	2.00	<500 - 850
					350.50	351.00	0.50	<500 - 620
					359.50	360.00	0.50	<500 - 580
					374.50	378.00	3.50	<500 - 13500
AR-18-199c2	315	-68	486.00	N/A	402.00	402.50	0.50	<500 - 700
AR-18-201c1	315	-66	444.00	N/A	252.00	252.50	0.50	<500 - 630
AR-18-203c1	315	-66	510.50	N/A	253.50	254.00	0.50	<500 - 790
AR-18-204c1	315	-66	524.00	N/A	No Anomalous Radioactivity

Parameters:

•	Maximum internal dilution 2.00 m downhole
•	All depths and intervals are metres downhole, true thicknesses are yet to be determined
•	"Anomalous" means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
•	"Off-scale" means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
•	Where "Min cps" is <500 cps, this refers to local low radiometric zones within the overall radioactive interval
•	Directional drilling has often resulted in mineralization intersected at a more favourable and shallower dip

Table 3: Regional Exploration Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
RK-18-120	140	-70	615.50	N/A	No Anomalous Radioactivity
RK-18-121	340	-70	609.00	N/A	No Anomalous Radioactivity
RK-18-122	320	-70	651.50	N/A	No Anomalous Radioactivity
RK-18-123	340	-70	561.50	N/A	No Anomalous Radioactivity
RK-18-124	340	-67	504.50	N/A	No Anomalous Radioactivity
*RK-18-125	320	-66	496.00	N/A	290.00	291.50	1.50	<500 - 4300
					321.00	323.00	2.00	<500 - 2700
RK-18-126	327	-66	532.50	N/A	No Anomalous Radioactivity
RK-18-127	345	-66	423.50	N/A	No Anomalous Radioactivity
RK-18-128	320	-66	407.00	N/A	No Anomalous Radioactivity
RK-18-129	325	-66	399.00	N/A	No Anomalous Radioactivity

Parameters:

•	Maximum internal dilution 2.00 m downhole
•	All depths and intervals are metres downhole, true thicknesses are yet to be determined
•	"Anomalous" means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
•	"Off-scale" means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120
•	Where "Min cps" is <500 cps, this refers to local low radiometric zones within the overall radioactive interval
•	Directional drilling has often resulted in mineralization intersected at a more favourable and shallower dip
•	*Mineralization listed in RK-18-125 was determined via a RS-125 Spectrometer to be of a Thorium source.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Deposit in February 2014, the Bow discovery in March 2015, the Harpoon discovery in August 2016 and the Arrow South discovery in July 2017. The Arrow deposit's updated mineral resource estimate with an effective date of December 20, 2016 was released in March 2017, and comprised 179.5 M lbs U3O8 contained in 1.18 M tonnes grading 6.88% U3O8 in the Indicated Mineral Resource category and an additional 122.1 M lbs U3O8 contained in 4.25 M tonnes grading 1.30% U3O8 in the Inferred Mineral Resource category.

Technical Information

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Troy Boisjoli, Geoscientist Licensee, Vice President – Operations & Project Development for NexGen. Mr. Boisjoli is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource please refer to the technical report entitled "Technical Report on the Preliminary Economic Assessment of the Arrow Deposit, Rook 1 Property, Province of Saskatchewan, Canada" dated effective September 1, 2017 (the "Rook 1 Technical Report") prepared by Jason J. Cox, David M. Robson, Mark B. Mathisen, David A. Ross, Val Coetzee and Mark Wittrup, each of whom is a "qualified person" under NI 43-101. The Rook I Technical Report is available for review under the Company's profile on SEDAR at www.sedar.com.

U.S. investors are advised that while the terms "indicated resources" and "inferred resources" are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize these terms. U.S. investors are cautioned not to assume that any part or all of the material in these categories will ever be converted into mineral reserves.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the proposed transaction will be completed, the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company's Annual Information Form dated March 31, 2017 under "Risk Factors".

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

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SOURCE NexGen Energy Ltd.

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%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca, http://www.nexgenenergy.ca; For Media Inquiries: Jonathan Goldberg, KCSA Strategic Communications, +1 212 896 1282, jgoldberg@kcsa.com

CO: NexGen Energy Ltd.

CNW 06:30e 02-MAY-18